UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934.

Commission File Number: 000-13871

                    VINEYARD OIL & GAS COMPANY

(Exact Name of Registrant as specified in its charter)

               10299 West Main Road, North East, PA 16428-0391 (814) 725-8742

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                       Common Stock, without par value

(Title of each class of securities covered by this Form)

                                                            None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	(X)	Rule 12h-3(b)(1)(i)	(X)
Rule 12g-4(a)(1)(ii)	( )	Rule 12h-3(b)(1)(ii)	( )
Rule 12g-4(a)(2)(i)	( )	Rule 12h-3(b)(2)(i)	( )
Rule 12g-4(a)(2)(ii)	( )	Rule 12h-3(b)(2)(ii)	( )
		Rule 15d-6	( )

Approximate number of holders of record as of the certification or notice date: 291.

Pursuant to the requirements of the Securities Exchange Act of 1934, Vineyard Oil & Gas Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Vineyard Oil & Gas Company

DATE: March 31, 2006	By:	/s/ Stephen B. Millis
Name: Stephen B. Millis
Title:	President